February 21, 2025

VIA EDGAR

Mr. Raymond Be
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:    American Century Capital Portfolios, Inc. (the “Registrant”)
File Nos. 033-64872; 811-7820

Dear Mr. Be:

This letter responds to the comments you provided on February 11, 2025, relating to Post-Effective Amendment No. 130 to the Registrant’s Registration Statement filed on December 20, 2024, for the principal purpose of incorporating material changes into Global Real Estate Fund (the “Fund”). For your convenience, we restate your comments prior to our responses.

1.Comment: We note that you are changing status to non-diversified, but have not otherwise revised your strategy disclosure. To the extent that your investment strategy and portfolio construction process will change, please ensure your disclosure is revised to reflect such changes. In responding, please consider disclosing the approximate number of issuers you anticipate investing in going forward, as well as any material allocations you anticipate making to specific sectors of the real estate market.

Response: We confirm that the change in classification to non-diversified will not change the investment strategy or portfolio construction of the Fund. We have added additional disclosure in the description of the fund’s strategy to reflect the approximate number of issuers we anticipate investing in going forward.

2.Comment: We note that the Fund’s proxy statement indicates that the special meeting of shareholders to change the Fund’s status to non-diversified will be held on February 27, 2025. Please supplementally confirm that the fund will not use this prospectus until and unless such changes have been approved.

Response: Confirmed, the fund will not use this prospectus until and unless such changes have been approved by the shareholders.

3.Comment: It appears the fund is raising its fee structure for shareholders owning between $10,000 and $25,000 who have not elected electronic delivery. Supplementally advise us of the notice given to such shareholders.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Mr. Raymond Be
February 21, 2025

Response: This change was effective in October 2024; shareholders were notified in advance via supplements filed July 31, 2024 to the summary prospectus (SEC Accession No. 0000908186-24-000045) and statutory prospectus (SEC Accession No. 0001293210-24-000044).

If you have any questions regarding the above responses, please contact the undersigned at Rav_grewal@americancentury.com or (646) 658-7801.

Sincerely,

/s/ Ravtej Grewal
Ravtej Grewal
Assistant Secretary